United States securities and exchange commission logo





                              October 20, 2020

       Omid Farokhzad, M.D.
       Chief Executive Officer
       Seer, Inc.
       3800 Bridge Parkway, Suite 102
       Redwood City, California 94065

                                                        Re: Seer, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            CIK No. 0001726445

       Dear Dr. Farokhzad:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement Submitted September 25, 2020

       Cover Page

   1. We note that each share of Class B common stock is entitled to ten votes per share. Please tell us whether you
will be considered a controlled company and if so, please include disclosure of your
controlled company status on the prospectus cover page and, if true, that you do not intend
to comply with certain corporate governance requirements.
       Overview, page 1

   2. We note the comparison of your Proteograph product to the success of next generation sequencing technologies
in the field of genomics. Please revise to balance the disclosure to indicate that there
can be no guarantee that your products will achieve similar results.
 Omid Farokhzad, M.D.
FirstName
Seer, Inc. LastNameOmid Farokhzad, M.D.
Comapany
October  20,NameSeer,
             2020     Inc.
October
Page  2 20, 2020 Page 2
FirstName LastName
3. We note you have a three phase plan to commercialize your product. Please tell us whether you plan to charge customers for your products with whom you collaborate in the first phase of commercialization and whether you anticipate any sales discounts or other promotions in connection with the second or third phases of your commercialization plans. Please also quantify the size of your installed base.
4. Please revise to disclose clearly and prominently that your products are currently labeled for research use only. Also revise to disclose how this designation impacts your addressable market.
Markets, page 6

5. We note that you provide the overall market size for the proteomics and genomics markets. Please disclose the portion of these markets that are addressable by the potential applications of your Proteograph product. Please also clarify whether you will need FDA approval for any other these potential applications, such as diagnostics.
Material Weakness, page 32

6. Please disclose the details surrounding your conclusion that you lack the necessary number of accounting personnel to remedy your internal control weaknesses. Specifically, please disclose how many accounting personnel you hired in 2020 and how many additional accounting personnel you believe are needed to remedy the weaknesses -- and when you anticipate these additional personnel to be hired.
Use of Proceeds, page 62

7. We note you intend to use the net proceeds from this offering to support research and development, to commercialize your Proteograph Product Suite and for general corporate purposes. Please disclose the approximate amount intended to be used for each such purpose as required by Item 504 of Regulation S-K. Please also specify how far in the commercialization process of the Proteograph product you expect to reach with the proceeds of the offering. If any additional funds will be needed to accomplish the goals listed, please discuss the sources and amounts of those additional proceeds.
PrognomIQ, page 74

8. Please expand your description of the transaction rationale to specifically explain how the new application growth ecosystems are significantly greater at the affiliated entity as opposed to having the development activities performed directly by the Registrant. Given that the Registrant holds a significant equity interest in the affiliated entity, please disclose the affiliate's planned business activities. For example, it is not clear whether the affiliate has the facilities and personnel needed to perform substantive research and development activities. Further, it is not clear whether the Registrant will be providing facility space, personnel, and specific services on behalf of the affiliate.Disclose also whether the
         Registrant has a contractual right to any fees or royalties related to the PrognomIQ
 Omid Farokhzad, M.D.
Seer, Inc.
October 20, 2020
Page 3
         intellectual property transfers, licenses and assignments referenced on page 118.
Stock-Based Compensation, page 79

9. Please expand this disclosure to quantify the amount of compensation expense that will be generated by the 2020 equity issuances referenced in Item 15. Disclose also in MD&A the amount of stock compensation expense that you expect to recognize in fiscal 2021 from all existing compensatory equity issuances.
Collaboration and License Agreements, page 117

10. Please expand your discussion of the intellectual property transfer and license agreement with PrognomIQ to include the material financial terms including milestone payments and royalty terms. Please also file the agreement as an exhibit or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.
Description of Capital Stock
Exclusive Forum, page 151

11. Please revise this section so that it is consistent with the risk factor disclosure on page 54 where you state that that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Financial Statements, page F-1

12. Please revise your filing to include interim financial information according to the guidance in Rule 3-12 of Regulation S-X.
Exhibits

13. Please revise the Exhibit Index to clarify your basis for redacting certain information contained in Exhibit 10.6. In this regard, we note that the notation below your Exhibit
         Index indicates that you are requesting confidential treatment for information contained in the exhibits. Please revise the Exhibit Index accordingly or advise. General

14. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameOmid Farokhzad, M.D.
       Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf,
Comapany    NameSeer,
       present         Inc.investors in reliance on Section 5(d) of the
Securities Act, whether or
               to potential
Octobernot
        20,they retain
             2020 Pagecopies
                        3    of the communications.
FirstName LastName
 Omid Farokhzad, M.D.
FirstName
Seer, Inc. LastNameOmid Farokhzad, M.D.
Comapany
October  20,NameSeer,
             2020     Inc.
October
Page  4 20, 2020 Page 4
FirstName LastName
       You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Christina L. Poulsen